PURCHASE AGREEMENT

COPELAND INTERNATIONAL SMALL CAP FUND

Copeland Trust, a Delaware Statutory Trust (the “Trust”), and Charles Barrett hereby agree with each other as follows:

1.       The Trust hereby offers Charles Barrett and Charles Barrett hereby purchases one Class I share of the Trust's Copeland International Small Cap Fund (the “Fund”) for $10.00 per share, (the “Share”). The Trust hereby acknowledges receipt from Charles Barrett of funds in the total amount of $10.00 in full payment for such Share.

2.       Charles Barrett represents and warrants to the Trust that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of the       day of December, 2021.

ATTEST:	COPELAND CAPTIAL MANAGEMENT, LLC

By: Sofia A. Rosala	By: Charles Barrett
Title: Secretary	Title: Senior Vice President

ATTEST:

By: Sofia Rosala	By: Charles Barrett